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Michael Kaplan
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

August 18, 2011
Re:
Warner Chilcott plc
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 6, 2011
Schedule 14A
Filed April 14, 2011
File No. 000-53772

Jim Rosenberg, Senior Assistant Chief Accountant
James Peklenk, Staff Accountant
Lisa Vanjoske, Assistant Chief Accountant
Scot Foley, Staff Attorney
Dan Greenspan, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

Warner Chilcott plc (the “Company”) has received the Staff’s comments contained in a letter to the Company dated July 28, 2011. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are set forth in italics before the Company’s responses.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis
Long-Term Equity Incentives, page 28

Staff Comment:

1.
We note your disclosure that each of the Named Executive Officers was granted an equity incentive award in 2010 and 2011 based on a Performance Rating that was used to establish the officer’s performance-based multiplier applied to his target equity grant. The Performance Rating, in turn, was based on the Compensation Committee’s evaluation of the officer’s performance against stated goals and objectives. However, you have not disclosed the extent to which each Named Executive Officer met his individual goals, how this achievement or lack thereof affected the Compensation Committee’s determination of the Performance Rating, the multiplier applied, or what the target equity grant was for each Named Executive Officer. With a view towards amending your disclosure, please provide us with draft disclosure that addresses each of these items.

Response:  Unlike the performance criteria applicable to the Company’s annual cash incentive awards, the Company’s process for determining annual equity incentive awards does not rely on formulaic performance goals or objectives nor is any specific weighting assigned to a particular goal or objective when evaluating the performance of a Named Executive Officer.  Instead, as described in the Company’s proxy statements, annual equity incentive awards are determined by the Compensation Committee after a discretionary evaluation of each Named Executive Officer’s performance against disclosed goals and objectives.  The Company believes that its description of its annual equity incentive award process is detailed, compliant and generally consistent with the approach of many other issuers.

However, in view of the Staff’s comment, the Company proposes that in future proxy statements, to the extent that the Compensation Committee continues to use its current methodology to determine the annual equity incentive award grants to the Named Executive Officers, the Company will modify its proxy disclosure to provide a more detailed description of this methodology as it was applied to determine the annual equity incentive awards granted during the preceding fiscal year, including each Named Executive Officer’s target equity grant and multiplier.  Exhibit A to this letter provides an example of this disclosure using the equity incentive awards granted in 2010 as an example.  This disclosure merely consolidates in a single thread the disclosures already available in the Company’s proxy statements and provides the relevant target equity grant and multiplier data, but we believe that this format is responsive to the Staff’s comment.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Notes to Unaudited Condensed Consolidated Financial Statements
14. Legal Proceedings, page 14

Staff Comment:

2.
Your disclosure states “Approximately 721 product liability suits, including some with multiple plaintiffs, have been filed against, or tendered to, the Company related to its hormone therapy (“HT”) products, FEMHRT, ESTRACE, ESTRACE Cream and medroxyprogesterone acetate. Under the purchase and sale agreement pursuant to which the Company acquired FEMHRT from Pfizer Inc. (“Pfizer”) in 2003, the Company agreed to assume certain product liability exposure with respect to claims made against Pfizer after March 5, 2003 and tendered to the Company relating to FEMHRT products. The cases are in the early stages of litigation and the Company is in the process of analyzing and investigating the individual complaints.” The preceding disclosure was included in your Form S-1 filed on June 9, 2006. In addition, it appears that, from public disclosures, Pfizer has recorded charges related to hormone-replacement therapy actions pending against them which include FEMHRT cases. Tell us why you believe the cases against you, that have not been dismissed, are still in the early stages of litigation and whether a reasonably possible loss exists, as discussed in ASC

450-20-50-3, and if so, provide us proposed disclosure to be included in future periodic reports indicating your estimate the loss or range of loss or that an estimate cannot be made as required by ASC 450-20-50-3. If you cannot make an estimate, please provide us the analysis that you went through in preparing your financial statement in making that determination.

Response:  With respect to the Staff’s first inquiry as to the stage of the Company’s litigation, the Company believes that the lawsuits relating to the Company’s hormone therapy (“HT”) products, including FEMHRT® (norethindrone acetate and ethinyl estradiol tablets), ESTRACE® Tablets (estradiol tablets, USP) and ESTRACE® Cream (estradiol vaginal cream, USP, 0.01%), are still in the early stages of litigation.  In the Company’s two consolidated proceedings involving nearly all of the Company’s HT litigation (a proceeding in federal court in Little Rock, Arkansas and a proceeding in state court in Philadelphia, Pennsylvania), activities relating to defendants other than Pfizer Inc. (“Pfizer”) have effectively been stayed since 2007.  As a result, the cases remain at a preliminary stage of “discovery” and the Company has not had the opportunity to obtain information and documentation from the plaintiffs with respect to many of the pertinent facts underlying the alleged claims.  The Company believes that such stays will remain in place at least until 2012.

With respect to the Staff’s second inquiry regarding disclosure under ASC 450-20-50-3, the Company records a liability when it believes that it is both probable and can be reasonably estimated.  Where the Company believes that a liability is not probable, but does believe that it is reasonably possible, a liability is not recorded.  Instead, if such possible loss is material, individually or in the aggregate, the Company discloses an estimate of the loss or range of loss or a statement that an estimate of loss cannot be made.  Once the Company has disclosed a matter that it believes is or could be material to the Company, the Company continues to report on such matter even when the probability of an adverse outcome is deemed remote until there is finality of outcome or until the Company determines that disclosure is no longer warranted.  In consultation with its counsel the Company regularly reviews and updates its loss contingency disclosure as additional information becomes available.

Although it is impossible to predict with certainty the outcome of any litigation, the Company does not believe that a material loss with respect to its HT litigation is probable or reasonably possible or that an estimate of such loss or range of loss can be made at this time.  In making these determinations in connection with management’s preparation of its report on Form 10-Q for the quarter ended March 31, 2011, management worked closely in consultation with the Company’s lead outside counsel on its HT litigation, Patterson Belknap Webb & Tyler LLP, to analyze all of the available information relevant to such determination, including the stage of the Company’s HT litigation, historical trends in such litigation and the Company’s substantive defenses in light of existing claims.

More specifically, the Company, unlike Pfizer, is still in the early stages of the litigation involving its HT products.  While plaintiffs in these cases have alleged a variety of injuries (i) there remain significant unknown facts and legal uncertainties, (ii) the litigation is complex and involves multiple products, plaintiffs and defendants which gives rise to difficult issues regarding causation and the allocation of liability, if any, among multiple defendants, and (iii) the damages sought are indeterminate or unsubstantiated.  In addition to the early stage of the Company’s HT litigation, based on the Company’s experience to date, it has no reason to believe that historical trends in its HT litigation will not continue.  As of August 5, 2011, approximately 486 of the 721 HT lawsuits filed against, or tendered to, the Company did not specify the Company’s product and were dismissed and 94 involving ESTRACE® were tendered (without reservation) to Bristol-Myers Squibb, Inc., who is obligated to indemnify the Company for product liability exposure associated with ESTRACE® products that were shipped prior to July 2001.  The Company also forwarded agreed upon dismissal notices in approximately 13 cases to plaintiff’s counsel.  In summary, of the 721 HT lawsuit filed against, or tendered to, the Company, only 128 lawsuits remained outstanding without indemnification as of August 5, 2011.  Finally, if and when the Company’s HT litigation does advance, the Company believes that it has a number of substantive defenses.  For example, the Company believes it has causation-based defenses in light of the particular active pharmaceutical ingredients used in FEMHRT® (as opposed to the estrogen and progestin compounds used in Pfizer’s Premarin® and Prempro® products, which were the specific compounds studied in one of the Women’s Health Initiative studies that preceded much of the current HT litigation) and product-labeling based defenses as a result of warning information included in the FEMHRT® product labeling in response to the U.S. Food & Drug Administration’s announcement prior to the Company’s acquisition of the product of labeling changes for numerous HT products, including FEMHRT®.  In addition, the Company has reserved its rights with respect to FEMHRT® cases tendered by Pfizer pursuant to the FEMHRT® purchase and sale agreement dated March 5, 2003, has not been required to indemnify Pfizer for any losses to date, and believes that it has substantive defenses should Pfizer opt to pursue a contractual claim for indemnification.

Accordingly, based on the aforementioned facts and analysis, the Company believes that its current disclosure is appropriate.

*    *    *

Please note that all fax correspondence should be sent to me at fax number (212) 701-5111.  If you have any questions or comments about the Company’s responses, please do not hesitate to contact me at (212) 450-4111.

In connection with this response, attached is a written statement from the Company containing the acknowledgments requested by the Staff.

Sincerely,

/s/ Michael Kaplan
Michael Kaplan

cc:	Paul Herendeen
Izumi Hara
Ryan Sullivan

Exhibit A

2010 Equity Incentive Awards.  The following describes the process used for determining the annual equity incentive award grant amount for each Named Executive Officer, other than Mr. van Zoonen, in 2010.  Mr. van Zoonen did not commence employment with the Company until October 2009; as such, his initial 2010 annual equity incentive award was not based on a Company-based equity incentive award grant target or performance-based multiplier and was instead made in accordance with the Company’s obligations to compensate legacy employees of P&G under the purchase agreement pursuant to which the Company acquired the global branded pharmaceuticals business of P&G.  References below to the Named Executive Officers and Senior Executive Officers exclude Mr. van Zoonen unless he is expressly included.

In order to determine the annual equity incentive award grant amount for each Named Executive Officer in 2010, the Compensation Committee evaluated each officer’s performance in 2009.  The Compensation Committee reviewed the performance of the Company and carefully evaluated each Senior Executive Officer’s performance during the year as measured by the CEO against stated goals, core competencies and feedback from colleagues, as described in greater detail below.  For the CEO, the Compensation Committee assessed his performance against pre-established corporate goals and objectives.

For 2009, the stated goals and objectives for the Named Executive Officers included the following factors:

•	key metrics such as revenue, cash flow and new prescription growth;

•
strategic objectives, such as continuing to develop the product pipeline through product in-licensing, acquisitions and partnership opportunities within the Company’s franchises or in market segments similar to the Company’s current therapeutic markets;

•	achieving specific operational goals for the Company or particular business function led by a senior executive, including improved productivity, simplification and risk management;

•	achieving excellence in their organizational structure and among their employees; and

•	supporting the Company’s values by promoting a culture of integrity through compliance with law and the Company’s ethics policies.

More specifically, the 2009 goals and objectives for the Named Executive Officers were as follows:  Mr. Boissonneault’s goals were to drive continued market share increases for Loestrin 24 FE and Doryx, review and develop the Company’s marketing and product growth strategies, clearly present to the board and investors the Company’s strategic initiatives, identify potential new investors and continue to refine organizational development plans for the Company’s senior executives; Mr. Herendeen’s goals were to implement selected tax, information technology and internal audit initiatives, identify potential new investors and continue to refine the Company’s expense forecasting practices; Mr. Reichel’s goals were to continue to drive market share increases for the Company’s products, including Loestrin 24 FE and Doryx; and Mr. Bruno’s goals were to in-license or acquire new products to complement the existing product portfolio, coordinate and complete the redomicile of the Company to Ireland by the end of 2009, oversee the completion of certain projects at the Company’s manufacturing facility in Fajardo, Puerto Rico, and oversee certain HR initiatives relating to sales force turnover and hiring processes.

At the end of 2009, each Named Executive Officer’s performance was evaluated during the annual Performance Review Process or CEO Review, as applicable.  Compensation recommendations for the Senior Executive Officers within ranges established by the Compensation Committee were made by the CEO based upon the CEO’s assessment of each such officer’s performance relative to the stated goals and objectives for such officer.  The Compensation Committee had discretion to modify any compensation recommended by the CEO.  With respect to the CEO, the Compensation Committee established performance goals and objectives and, pursuant to the CEO Review at year-end, measured the CEO’s performance relative to the stated goals and objectives for the CEO.

For each Named Executive Officer, the Compensation Committee established an equity incentive award grant target based on a percentage of annual base salary that was used as a guideline in determining the equity incentive award to be granted to such officer.  For 2010, equity incentive award grant targets as a percentage of, in the case of the CEO, the CEO’s 2010 base salary and, in the case of the Senior Executive Officer’s, the average 2010 base salary of the officers in the Company’s executive vice president band, were: Mr. Boissonneault, 400%, and Messrs. Herendeen, Reichel and Bruno, 250%.

Based on applicable multipliers, the actual 2010 equity incentive award that could have been granted to each Senior Executive Officer ranged from zero to 150% of such Senior Executive Officer’s equity incentive award grant target, depending on the final assessment of the officer’s performance against the 2009 goals and objectives established for the officer, as described above.  Mr. Boissonneault’s multiplier was determined by the Compensation Committee’s annual assessment of his performance against the 2009 goals and objectives established for him, as described above.  Based on Mr. Boissonneault’s assessment that each of Messrs. Herendeen, Reichel and Bruno met expectations with respect to their 2009 goals and objectives described above and the Compensation Committee’s review of this assessment, the Compensation Committee applied a multiplier of 102% to the target equity incentive award for each such officer in 2010.  Based on the Compensation Committee’s assessment of Mr. Boissonneault’s favorable performance against his 2009 goals and objectives, the Compensation Committee applied a multiplier of 120% to his equity incentive award grant target in 2010.  As in prior years, Mr. Boissonneault and the Compensation Committee exercised significant subjectivity and discretion in assessing the level of performance and translating that performance into a multiplier deemed appropriate based on that assessment.  Given the Compensation Committee’s independence and oversight of this process, as well as the forward-looking retention and performance objectives served by the annual equity incentive award grants, the Company believes this discretion provided latitude for the exercise of an appropriate level of business judgment.

Once the Compensation Committee established the dollar value of each Named Executive Officer’s award, the Company used the Black-Scholes value of the options to determine how many options to grant and the closing stock price of the ordinary shares on the NASDAQ Global Market on the grant date to determine how many restricted ordinary shares or share units to grant.  The exercise price of each option awarded was equal to the closing price of an ordinary share on the date of grant.  Subsequent to the grant date, in connection with the Company’s payment of the Special Dividend, the Compensation Committee adjusted the exercise price of outstanding option awards pursuant to the terms of the Company’s Equity Incentive Plan.

The equity incentive awards made to the Named Executive Officers in 2010 with respect to 2009 performance consisted of 50% restricted ordinary shares and 50% options to purchase ordinary shares.  The Compensation Committee, based upon the recommendation of the Hay Group made in

2009, determined that this allocation effectively served to attract, retain and motivate senior executive officers and further the purposes of the Company’s compensation program.

Mr. Boissonneault was granted 87,820 restricted ordinary shares and 216,810 options to purchase ordinary shares.  On the date of the grant, the aggregate fair value of such award was approximately $4,800,000.  Messrs. Herendeen, Reichel and Bruno were each granted 22,970 restricted ordinary shares and 56,710 options to purchase ordinary shares.  On the date of grant, the aggregate fair value of each such award was approximately $1,255,500.

As previously mentioned, equity incentive award grants made to Mr. van Zoonen in 2010 were not based on the performance grant methodology described above.  Mr. van Zoonen’s grants consisted of 50% options to purchase ordinary shares and 50% restricted ordinary share units.  In 2010, Mr. van Zoonen was initially granted 17,721 restricted ordinary share units and 43,749 options to purchase ordinary shares.  On the date of grant, the aggregate value of such award was approximately $968,500.  In order to bring Mr. van Zoonen’s 2010 equity incentive award into alignment with the 2010 equity incentive awards made to the other Senior Executive Officers, in March 2010, the Compensation Committee granted to Mr. van Zoonen an additional 5,621 restricted ordinary share units and 13,726 options to purchase ordinary shares.  On the date of grant, the aggregate fair value of Mr. van Zoonen’s additional award was approximately $287,000.

Each of the awards described above vests ratably over four years and is reflected in the Grants of Plan-Based Awards Table.

Izumi Hara Senior Vice President, General Counsel and Secretary

August 18, 2011
Re:
Warner Chilcott plc
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 6, 2011
Schedule 14A
Filed April 14, 2011
File No. 000-53772

Jim Rosenberg, Senior Assistant Chief Accountant
James Peklenk, Staff Accountant
Lisa Vanjoske, Assistant Chief Accountant
Scot Foley, Staff Attorney
Dan Greenspan, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

Warner Chilcott plc (the “Company”) has received the Staff’s comments contained in a letter to the Company dated July 28, 2011, regarding the above listed filings (the “filings”).  Together with this letter our counsel has submitted a letter to the Staff setting forth the Company’s responses to the Staff’s comments.  In connection with our responses to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Izumi Hara
Izumi Hara
Senior Vice President, General
Counsel and Secretary